UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Univar Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

91336L 107

(CUSIP Number)

CD&R Univar Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Univar Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 21,561,039 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 21,561,039 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,561,039 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 15.4% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 21,561,039 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 21,561,039 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,561,039 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 15.4% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Associates VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 21,561,039 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 21,561,039 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,561,039 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 15.4% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Investment Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 21,561,039 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 21,561,039 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,561,039 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 15.4% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on July 1, 2015 (the “Original 13D” and, as amended through the date hereof, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 3. The Schedule 13D is filed by the Reporting Persons as defined in Item 2 of the Original 13D. The Schedule 13D relates to shares of common stock, par value $0.01 (the “Common Stock”), of Univar Inc., a Delaware corporation (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original 13D.

Item. 4.	Purpose of Transaction

The information set forth in Item 3 of the Original 13D and Item 6 hereof is hereby incorporated by reference into this Item 4.

On February 3, 2017, CD&R Univar Holdings, L.P. (the “Stockholder”) sold 11,000,000 shares of Common Stock at a price of $28.70 in a registered offering (the “Offering”). Certain of the Reporting Persons are party to the Fourth Amended and Restated Stockholders’ Agreement of Univar Inc. (the “Stockholders Agreement”) pursuant to which certain stockholders were granted registration rights and the right to nominate certain directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The Reporting Persons beneficially own an aggregate of 21,561,039 Shares of Common Stock. The Shares of Common Stock beneficially owned by Reporting Persons represent, in the aggregate, approximately 15.4% of the outstanding Shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 139,859,911 Shares of Common Stock outstanding as of January 27, 2017, based on information provided to the Reporting Persons by the Issuer.

The Stockholder directly owns 21,561,039 Shares of Common Stock. CD&R Associates VIII, Ltd. is the general partner of CD&R Univar Holdings, L.P. CD&R Associates VIII, L.P. is the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. is the general partner of CD&R Associates VIII, L.P. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the Shares held by CD&R Univar Holdings, L.P.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors, consisting of Donald J. Gogel and Kevin J. Conway. Messrs. Gogel and Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by CD&R Univar Holdings, L.P. Such persons expressly disclaim such beneficial ownership, and also expressly disclaim beneficial ownership of any Shares beneficially owned by Univar N.V., the Temasek Investor and any other party to the Stockholders Agreement and their respective affiliates. All investment and voting decisions with respect to shares held by CD&R Univar Holdings, L.P. are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the Shares shown as beneficially owned by the Reporting Persons and any Shares beneficially owned by Univar N.V., the Temasek Investor and any other party to the Stockholders Agreement and their respective affiliates.

On August 18, 2016, Univar N.V. sold 20,527,358 shares of Common Stock in a registered offering (the “Univar N.V. Sale”). Univar N.V. is party to the Stockholders Agreement pursuant to which certain stockholders were granted registration rights and the right to nominate certain directors of the Issuer. As a result of the Univar N.V. Sale, the CVC Funds ceased to beneficially own shares of Common Stock owned by Univar N.V. As a result, such persons ceased to have the right to nominate directors pursuant to the Stockholders Agreement and will not be subject to the voting arrangement contained in the Stockholders Agreement. As a result of the Univar N.V. Sale, all of the directors nominated by the CVC Funds resigned from the board of directors of the Issuer on August 18, 2016. Univar N.V. will continue to hold 3,785,855 shares after the Univar N.V. Sale, which will be beneficially owned by investment funds affiliated with Parcom. Also as a result of the Univar N.V. Sale, the CVC Funds are no longer part of a “group” with the Reporting Persons and the Temasek Investor for purposes of Section 13(d) of the Exchange Act. On December 15, 2016, the Reporting Persons sold 8,024,373 shares of Common Stock and the Temasek Investor sold 4,475,627 shares of Common Stock in an offering and on February 3, 2017, the Reporting Persons sold 11,000,000 shares of Common Stock and the Temasek Investor sold 4,000,000 shares of Common Stock in the Offering. CD&R and the Temasek Investor are party to the Stockholders Agreement pursuant to which certain stockholders were granted registration rights and the right to nominate certain directors of the Issuer. CD&R will continue to hold 21,561,039 shares and the Temasek Investor will continue to hold 14,165,603 shares after the Offering.

By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons and the Temasek Investor may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to beneficially own shares of Common Stock beneficially owned by the Temasek Investor. As of the date of this filing, based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 35,726,642 Shares of Common Stock, or 25.5% of the Common Stock of the Issuer. This filing shall not be deemed an admission that the Reporting Persons and the Temasek Investor constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim beneficial ownership over any Shares of Common Stock owned by the Temasek Investor that they may be deemed to beneficially own solely by reason of the Stockholders Agreement, as well as any Shares of Common Stock owned by any other party to the Stockholders Agreement and their respective affiliates. Shares of Common Stock owned by the Temasek Investor are not included in this Statement.

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any Shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock that are the subject of this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders Agreement

The Issuer entered into the Stockholders Agreement, with CD&R Univar Holdings, L.P., Univar N.V., the Temasek Investor and the other stockholders party thereto, on June 23, 2015.

Pursuant to the Stockholders Agreement, CD&R Univar Holdings, L.P. and Univar N.V. will each be entitled to designate (i) three sponsor directors and three independent directors for so long as CD&R Univar Holdings, L.P. or Univar N.V., as applicable, owns at least 50% of the Shares of Common Stock held by it or its affiliated funds on November 30, 2010, or any shares or other securities into which or for which such Shares may have been converted or exchanged in connection with any exchange, reclassification, dividend, distribution, stock split, combination, subdivision, merger, spin-off, recapitalization, reorganization or similar transaction (the “Original Shares”), (ii) two sponsor directors and one independent director for so long as CD&R Univar Holdings, L.P. or Univar N.V., as applicable, owns at least 25%, but less than 50%, of its Original Shares and (iii) one sponsor director for so long as CD&R Univar Holdings, L.P. or Univar N.V., as applicable, owns at least 5%, but less than 25%, of its Original Shares. CD&R Univar Holdings, L.P. will also have the right to nominate the chairman of the board of directors for so long as it owns at least 25% of its Original Shares. The Temasek Investor will have the right to nominate one director for so long as the Temasek Investor owns at least 10% of the outstanding Shares of Common Stock. With respect to any vacancy of a director nominated by either CD&R Univar Holdings, L.P., Univar N.V. or the Temasek

Investor, the applicable entity will have the right to nominate his replacement. For as long as CD&R Univar Holdings, L.P., Univar N.V. and the Temasek Investor have the right to designate a director, CD&R Univar Holdings, L.P., Univar N.V. and the Temasek Investor will be required to vote their Shares of Common Stock in favor of all those persons nominated to serve as a director pursuant to the Stockholders Agreement. As a result of the Univar N.V. Sale, Univar N.V. is no longer subject to this voting arrangement and no longer has the right to designate any members of the Issuer’s board of directors. The initial sponsor directors appointed by CD&R Univar Holdings, L.P. were David H. Wasserman, a director of the Issuer since November 2010 and a principal of CD&R, which he joined in 1998, George K. Jaquette, a director of the Issuer from November 2010 to March 2016 and a principal of CD&R, which he joined in 1999, and William S. Stavropoulos, the non-executive chairman of the Issuer since November 2010 and an Advisory Partner to CD&R since 2006. In March 2016, Mr. Jaquette retired as a director of the Issuer in conjunction with his retirement from CD&R and was replaced as a director of the Issuer in March 2016 by Stephen W. Shapiro, a principal of CD&R.

CD&R Univar Holdings, L.P., Univar N.V., the Temasek Investor and certain other stockholders are subject to certain restrictions on transfers of the Issuer’s Shares under the Stockholders Agreement. The Stockholders Agreement also contains customary registration rights for the Shares of Common Stock held by CD&R Univar Holdings, L.P., Univar N.V., the Temasek Investor and certain other stockholders, as well as customary information and access rights.

The description herein of the terms and conditions of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, included as Exhibit 4 to the Original 13D, which is incorporated herein by reference.

The information set forth in Items 3 and 4 of the Original 13D is hereby incorporated herein by reference.

Lock Up Agreement

CD&R Univar Holdings, L.P. has signed a lock-up letter agreement (the “Lock-Up Agreement”) under which it has agreed, subject to certain exceptions, that, without the prior written consent of Goldman, Sachs & Co., it will not, during the period ending 45 days after January 31, 2017, offer, pledge, sell or contract to sell any common stock, purchase or sell any option or contract to purchase any common stock, grant any option, right or warrant for the sale of any common stock, lend or otherwise dispose of or transfer any common stock, request or demand that the Issuer file a registration statement related to the common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. The Lock-Up Agreement applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

In connection with the Offering, Goldman, Sachs & Co. waived the lock-up agreement entered into with CD&R on December 12, 2016 with respect to the Common Stock. This lock-up agreement was filed as Exhibit 1 to Amendment No. 2 to this Schedule 13D.

Indemnification Agreement

The Issuer has entered into an Indemnification Agreement, dated as of the November 30, 2010, by and among CD&R Univar Holdings, L.P., the CD&R Univar Funds, CD&R, the Issuer and Univar USA Inc., pursuant to which the Issuer and Univar USA Inc. agreed to indemnify CD&R, CD&R Univar Holdings L.P., the CD&R Univar Funds and their respective affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of a consulting agreement, securities offerings by the Issuer and certain other claims and liabilities

The description herein of the terms and conditions of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Indemnification Agreement, included as Exhibit 5 to the Original 13D, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Lock-Up Agreement, dated January 31, 2017, among CD&R Univar Holdings, L.P. and Goldman, Sachs & Co.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 2017

CD&R UNIVAR HOLDINGS, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary